Ur-Energy Initiates Aggressive 2007 Drilling Program at Lost Creek

Denver, Colorado (CCNMatthews – April 11, 2007) Ur-Energy Inc. (TSX:URE) (“Ur-Energy”) announced today that it has started a three rig drilling program as part of a multi-million dollar mining feasibility study at its Lost Creek in-situ recovery (ISR) uranium project. The Lost Creek uranium deposit is located four miles north of Rio Tinto’s Sweetwater mill in the Great Divide Basin, Wyoming. The deposit is approximately three miles (4.8 kilometres) long and the mineralization occurs in four main sandstone horizons between 315 feet (96 metres) and 700 feet (213 metres) in depth. NI 43-101 Compliant Resources (Roscoe Postle Associates Inc., June 15, 2006) for Lost Creek are: 9.8 million pounds of U3O8 at 0.058% as an indicated resource and 1.1 million pounds of U3O8 at 0.076% as an inferred resource. In 2006, 17 cased monitoring and pump test wells were completed on the property.

The purpose of the 2007 Phase I drilling program is to install monitor and pump test wells in order to obtain additional baseline and hydrogeologic data within the first mine unit area for engineering feasibility studies; for the Wyoming Department of Environmental (“WDEQ”) Permit to Mine application; for the US Nuclear Regulatory (“NRC”) Source Material License application; and, for the WDEQ Mine Unit #1 Permit application. The internal monitoring wells will be left in place as part of the development of Lost Creek Mine Unit #1. A Phase II drilling program is planned to install the monitoring ring wells around the first mine unit.

AATA International Inc. is currently preparing the permit applications with the first scheduled to be submitted starting in the third quarter of 2007. Petrotek Engineering Corp. is preparing plans for deep disposal well site(s), permitting the disposal wells and coordinating with Ur-Energy’s engineers for hydrogeologic testing and production wellfield layouts.

Proposed processing plant locations were sited in an engineering study completed by Lyntek Inc. in November 2006. As part of the Phase I drilling program, exploration drilling will be carried out over the primary and alternate processing plant sites to verify that the new plant is not built over mineralization. Ur-Energy is preparing engineering plans and finishing the collection of environmental baseline data for the option of permitting and building either an initial satellite plant or an expanded full ISR processing plant at the plant location. Based on the present economic conditions of the uranium industry, Ur-Energy is presently evaluating the risks and rewards of permitting and building a centralized full processing plant to coincide with the startup of production at Lost Creek. Such a plant could also facilitate processing uranium loaded resin from other Ur-Energy properties in the basin.

The exploration drill rigs at Lost Creek will also be taking core samples from selected mineralized horizons for column leach tests to develop the lixiviant chemistry for oxidizing and extracting uranium. Analytical results of bottle roll leach tests previously carried out on core samples at Energy Laboratories, Inc. in Casper, Wyoming indicated leach efficiencies in the range of 52 to 94% (Ur-Energy press release June 13, 2006).

At Ur-Energy’s Lost Soldier deposit, located approximately 14 miles (22.5 kilometres) to the northeast of the Lost Creek property, engineering feasibility studies are underway and geologic and hydrologic data from the 2006 drilling program of 17 pump test and monitoring wells is being evaluated. The property already has over 3700 historic drill holes defining 14 mineralized sandstone units. NI 43-101 Compliant Resources (Roscoe Postle Associates Inc., July 10, 2006) for Lost Soldier are: 5 million pounds of U3O8 at 0.064% as a measured resource, 7.2 million pounds of U3O8 at 0.065% as an indicated resource and 1.8 million pounds of U3O8 at 0.055% as an inferred resource. Pincock, Allen and Holt have been contracted to carry out selected engineering studies on the property and AATA International is completing environmental baseline studies. Engineering feasibility studies and applications for permits to mine for Lost Soldier will be assembled and submitted following the completion and submittal of Lost Creek’s mine applications.

Within the Great Divide Basin, Ur-Energy’s exploration staff is developing exploration drilling programs for 2007 which cover an area of over 17 square miles (44 square kilometers) at its Radon Springs, North Hadsell and Eagles Nest properties in order to generate additional resources for Ur-Energy’s future production pipeline.

W. William Boberg, P. Geo., CEO and President for Ur-Energy, Inc. and a qualified person as defined by National Instrument 43-101, has reviewed this news release and is responsible for its content.

Ur-Energy is a dynamic junior mining company completing mine planning, baseline studies and permitting activities to bring two uranium deposits in Wyoming into production by 2009. The company is also engaged in the identification, acquisition and exploration of uranium properties in both Canada and the United States. Shares of the corporation trade on the Toronto Stock Exchange under the symbol URE. Ur-Energy has a registered corporate office in Ottawa, Canada and bases its headquarters in Littleton, Colorado. The company’s website is at www.ur-energy.com.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Dani Wright, Manager, Investor/Public Relations	Bill Boberg, CEO and President
1-720-981-4588, ext. 242	1-720-981-4588, ext. 223
1-866-981-4588	1-866-981-4588
dani.wright@ur-energyusa.com	bill.boberg@ur-energyusa.com

This release may contain forward-looking statements regarding capital and processing cost estimates, production rates, amounts, timetables and methods, mining methods, metallurgical recovery rates, government permitting timetables and strategic plans and are based on current expectations that involve a number of business risks and uncertainties. Factors that could cause actual results to differ materially from any forward looking statement include, but are not limited to, failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, capital and other costs varying significantly from estimates, production rates, methods and amounts varying from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in development and other factors. Forward-looking statements are subject to significant risks and uncertainties, and other factors that could cause actual results to differ materially from expected results. Readers should not place undue reliance on forward looking statements. The forward-looking statements contained herein are made as of the date hereof and we assume no responsibility to update them or revise them to reflect new events or circumstances.